Exhibit (d)(3)

Merus N.V.

Uppsalalaan 17

3584 CT Utrecht

The Netherlands

For the attention of:

Bill Lundberg M.D.

President, Chief Executive Officer & Executive Director

September 21, 2025

Exclusivity Agreement

Ladies and Gentlemen:

Reference is hereby made to the letter, dated September 18, 2025 (the “Final Proposal”), from Genmab A/S (“Genmab” or “we”) addressed to Merus N.V. (the “Company”), relating to the revised non-binding indication of interest to acquire one hundred percent (100%) of the fully diluted share capital of the Company (such transaction, the “Proposed Transaction”) on the terms and conditions set forth in the Final Proposal. The parties hereto are entering into this letter agreement in good faith based on the terms set forth in the Final Proposal.

In connection with the Proposed Transaction, and in consideration of Genmab’s dedication of time and resources to the Proposed Transaction, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company hereby agrees that from the date of execution of this letter agreement through the earlier of (i) the execution of definitive agreements for the Proposed Transaction and (ii) 11:59 p.m. (New York City time) on September 26, 2025 (the “Exclusivity Period”), the Company will not, and will use reasonable best efforts to cause its controlled affiliates and its and their respective directors, officers, employees, agents, representatives and advisors not to, directly or indirectly: (a) solicit, initiate, discuss, respond to, knowingly facilitate or knowingly encourage any inquiry, proposal or offer (written or oral) from any person or entity (other than Genmab and its representatives) relating to, or that could reasonably be expected to lead to, (1) any acquisition, directly or indirectly, of more than 25% of the voting power of the outstanding equity interests in the Company, whether by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise, (2) any acquisition, sale, lease, license or other disposition, directly or indirectly, of all or a material portion of the consolidated assets of the Company and its subsidiaries, taken as a whole, or (3) any other business combination or similar transaction (including by merger, consolidation, recapitalization, business combination, share exchange, purchase, tender offer or otherwise) or any collaboration agreement, co-development agreement or other similar agreement, in each case, that would reasonably be expected to materially impede or materially delay a potential transaction between the Company and Genmab (each an “Acquisition Proposal”); (b) participate in any discussions, conversations, negotiations or other communications with, or provide any non-public information to, any person or entity (other than Genmab and its representatives) regarding any Acquisition Proposal; or (c) enter into any contract, agreement, arrangement or understanding (whether oral or written) with any person

(other than Genmab and its representatives) relating to an Acquisition Proposal; provided that the Exclusivity Period shall automatically be extended to 11:59 p.m. (New York City time) on September 28, 2025, if on September 26, 2025, Genmab is diligently working in good faith to execute definitive documentation relating to the Proposed Transaction.

The Company will immediately (i) cease any existing activities, discussions or negotiations in connection with or in furtherance of any of the activities prohibited by the foregoing paragraph with any person or entity with respect to an Acquisition Proposal (other than Genmab and its representatives) and (ii) terminate access to any non-public information of the Company and its controlled affiliates relating to an Acquisition Proposal, including terminating access to any physical or online data room (for other than Genmab and its representatives). The Company shall be liable for any breach of any provision of this letter agreement by any of the Company’s controlled affiliates or its or their respective directors, officers, employees, agents, representatives or advisors.

All information contained herein or related to the contents of this letter agreement, including the existence of this letter agreement, shall be deemed to be “Evaluation Material” (as defined in the Confidentiality Agreement, dated August 20, 2025, between the Company and Genmab (the “Confidentiality Agreement”)).

Except as otherwise provided in this letter agreement, this letter agreement does not constitute a legally binding commitment or obligation on the part of Genmab, the Company or any of their respective affiliates with respect to the Proposed Transaction and, except as provided herein, nothing contained herein shall create any liability or any obligation on the part of any of the parties hereto with respect thereto. Except as set forth herein or in the Confidentiality Agreement, any legally binding agreement or commitment with respect to the Proposed Transaction will be contained only in definitive agreements in respect of such transaction and will be effective only upon execution and delivery of such agreements by the parties thereto.

This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to any conflicts of law principles that would require the application of the laws of any other jurisdiction, and each of the Company and Genmab hereby agrees that any dispute between them shall be resolved exclusively in the Court of Chancery of the State of Delaware, or, if such court does not have jurisdiction, any other state or federal court located in the State of Delaware, and hereby irrevocably accepts and submits to such jurisdiction.

This letter agreement may not be assigned, in whole or in part, by either party hereto without the prior written consent of the other party.

This letter agreement and the Confidentiality Agreement constitute the entire agreement and understanding of the parties in respect of the subject matter hereof and supersedes all prior representations, discussions, undertakings and agreements, whether oral or written, by or between the parties to the extent they relate in any way to the subject matter hereof. No modification of this letter agreement or waiver of the terms and conditions hereof shall be binding upon the parties unless approved in writing by the parties.

This letter agreement may be executed in counterparts (including by facsimile or portable document format (.pdf) signature pages), each of which shall be deemed to be an original and both of which, taken together, shall constitute one and the same document.

(signature page follows)

Please indicate your acceptance of and agreement with the foregoing by signing and returning to the undersigned the duplicate copy of this letter agreement enclosed herewith.

Sincerely,

GENMAB A/S

By:	/s/Anthony Pagano
Name: Anthony Pagano
Title: Chief Financial Officer

Accepted, Acknowledged and

Agreed as of the date first above written:

MERUS N.V.

By:	/s/ Peter Silverman
Name: Peter Silverman
Title: EVP, COO, GC

[Exclusivity Agreement Signature Page]